Exhibit 99.15

CLARMIN EXPLORATIONS INC.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the Years Ended July 31, 2020 and 2019

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Clarmin Explorations Inc.:

Opinion

We have audited the consolidated financial statements of Clarmin Explorations Inc. and its subsidiary (together the "Company"), which comprise the consolidated statements of financial position as at July 31, 2020 and 2019, and the consolidated statements operations and comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at July 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which describes events and conditions indicating that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises the information included in the Management's Discussion & Analysis filed with the relevant Canadian securities commissions.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits and remain alert for indications that the other information appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor's report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

∙Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

∙Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

∙Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

∙Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

∙Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Anna C. Moreton.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, B.C.

November 4, 2020

CLARMIN EXPLORATIONS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

		July 31,	July 31,
		2020	2019
	Notes	$	$
ASSETS
Current assets
Cash		232,201	314,323
Prepaids and other		3,661	4,056
		235,862	318,379
Exploration and evaluation assets	6	-	90,000
Total assets		235,862	408,379
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		30,327	13,653
EQUITY
Share capital	7	721,375	721,375
Contributed surplus	7	122,102	122,102
Deficit		(637,942)	(448,751)
Total		205,535	394,726
Total liabilities and equity		235,862	408,379

Organization and nature of operations and going concern (Note 1)

Approved by the Board of Directors on November 4, 2020

"Nico Civelli"	Director	"Mark Lawson"	Director

The accompanying notes are an integral part of these consolidated financial statements

CLARMIN EXPLORATIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For Years Ended July 31, 2020 and 2019

(Expressed in Canadian Dollars)

		2020	2019
	Notes	$	$
Advance royalty		5,000	-
Exploration costs		840	-
		(5,840)	-
Expenses
Professional fees		67,254	31,390
Filing and listing fees		23,318	34,710
Office expenses		17,056	14,424
Total expenses		(107,628)	(80,524)
Other Items:
Other income		14,277	-
Write-down of exploration and
evaluation assets	6	(90,000)	(20,000)
		75,723	(20,000)
Net and comprehensive loss for the year		(189,191)	(100,524)
Basic and diluted loss per share		(0.01)	(0.01)
Weighted average number of shares
outstanding		14,200,001	13,886,302

The accompanying notes are an integral part of these consolidated financial statements

CLARMIN EXPLORATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended July 31, 2020 and 2019

(Expressed in Canadian Dollars)

	Number of	Amount	Contributed	Deficit	Total
			Surplus
	shares	$	$	$	$
Balance, July 31, 2018	13,700,001	666,375	122,102	(348,227)	440,250
Shares issued for exploration and evaluation of asset	500,000	55,000			55,000
Net and comprehensive loss for the year	-	-	-	(100,524)	(100,524)
Balance, July 31, 2019	14,200,001	721,375	122,102	(448,751)	394,726
Net and comprehensive loss for the year	-	-	-	(189,191)	(189,191)
Balance, July 31, 2020	14,200,001	721,375	122,102	(637,942)	205,535

The accompanying notes are an integral part of these consolidated financial statements     5

CLARMIN EXPLORATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended July 31, 2020 and 2019

(Expressed in Canadian Dollars)

	July 31,	July 31,
	2020	2019
	$	$
Cash flow provided by (used in)
Operating activities
Loss for the year	(189,191)	(100,524)
Non-cash items:
Write-off of exploration and evaluation assets	90,000	20,000
Changes in non-cash working capital items
Prepaids and other	395	(983)
Accounts payable and accrued liabilities	16,674	(2,278)
Investing activity	(82,122)	(83,785)

Exploration and evaluation assets	-	(35,000)
Change in cash during the year	(82,122)	(118,785)
Cash – beginning of the year	314,323	433,108
Cash – end of the year	232,201	314,323
Supplemental cash flow information:
Interest paid	-	-
Income taxes paid	-	-
Non-cash investing and financing activities:
Broker warrants	-	-
Shares issued to acquire exploration and
evaluation asset	-	55,000

The accompanying notes are an integral part of these consolidated financial statements

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended July 31, 2020 and 2019

(Expressed in Canadian Dollars)

1.ORGANIZATION AND NATURE OF OPERATIONS AND GOING CONCERN

Clarmin Explorations Inc. ("Clarmin" or the "Company") was incorporated under the Business Corporations Act of British Columbia on October 13, 2016. The Company is engaged in the exploration and evaluation of mineral properties in Canada. The Company's head office is located at 880 – 580 Hornby Street, Vancouver, BC V6C 3B6.

The World Health Organization has declared COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. The impact on the Company is not currently determinable but management continues to monitor the situation.

These consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. At July 31, 2020, the Company had accumulated losses of $637,942 (July 31, 2019 - $448,751) since its inception and expects to incur further losses in the development of its business. The continuation of the Company is dependent upon obtaining necessary financing to meet its ongoing operational levels of exploration and corporate overhead. These events and conditions indicate a material uncertainty that may cast significant doubt upon the Company's ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that financing will be available on terms which are acceptable to the Company. These consolidated financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue its operations as a going concern.

2.BASIS OF PRESENTATION Statement of Compliance

The consolidated financial statements have been prepared in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements were approved by the board of directors for issue on November 4, 2020.

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value. The accrual basis of accounting has been applied in preparing the consolidated financial statements, except for cash flow information.

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended July 31, 2020 and 2019

(Expressed in Canadian Dollars)

Principles of consolidation

On June 26, 2020, 2762898 Ontario Inc. was incorporated, as a wholly owned subsidiary of Clarmin and the results of the subsidiary will now be consolidated in the financial statements until the date the Company's control over the subsidiary ceases. These consolidated financial statements include the accounts of the Company and its subsidiary listed in the following table:

	Country of	% Equity Interest as at

Name	Incorporation	July 31, 2020	July 31, 2019
2762898 Ontario Inc.	Canada	100%	-

Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. All significant intercompany transactions and balances have been eliminated.

Mineral properties

The Company charges all exploration and evaluation expenses incurred prior to the determination of economically recoverable reserves to profit or loss.

The Company capitalizes direct mineral property acquisition costs and those expenditures incurred following the determination that the property has economically recoverable reserves. Mineral property acquisition costs include cash consideration, option payments under an earn-in arrangement and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The Company may occasionally enter into option-out arrangements, whereby the Company will transfer part of a mineral interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would otherwise be undertaken by the Company. The Company does not record any expenditures made by the optionee on its behalf. Any consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess consideration accounted as a gain in profit or loss.

Provision for decommissioning and restoration

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the reclamation of mineral properties in the year in which it is probable that an outflow of resources will be required to settle the obligation and when a reliable estimate of the amount can be made. Initially, a provision for a decommissioning liability is recognized based on expected cash flows required to settle the obligation and discounted at a pre-tax rate specific to the liability. The capitalized amount is depreciated on the same basis as the related asset. Following the initial recognition of the decommissioning liability, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. The increase in the provision due to passage of

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended July 31, 2020 and 2019

(Expressed in Canadian Dollars)

time is recognized as interest expense. As at July 31, 2020, the Company has no known material restoration, rehabilitation or environmental liabilities related to its mineral properties.

Financial instruments

The following is the Company's accounting policy for financial instruments:

Recognition and Classification

The Company recognizes a financial asset or financial liability on the consolidated statement of financial position when it becomes party to the contractual provisions of the financial instrument.

The Company classifies its financial instruments in the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income (loss) ("FVTOCI") or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics.

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest income (expense) over the relevant period. The effective interest rate is the rate that discounts estimated future cash flows (including transaction costs) through the expected life of the financial instrument, or if appropriate a shorter period.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the year in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company's own credit risk will be recognized in other comprehensive income (loss).

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended July 31, 2020 and 2019

(Expressed in Canadian Dollars)

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

Earnings (loss) per share

Basic earnings or loss per share represents the income or loss for the year, divided by the weighted average number of common shares outstanding during the year. Diluted earnings per share represents the income or loss for the year, divided by the weighted average number of common shares outstanding during the year plus the weighted average number of dilutive potential ordinary shares resulting from the exercise of stock options, warrants and other similar instruments where the inclusion of these would not be anti-dilutive. The number of dilutive potential ordinary shares are determined using the Treasury Stock Method which assumes that any proceeds received from the instruments are used to repurchase outstanding shares at the average market price for the year. Diluted loss per share equals basic loss per share, as potentially dilutive ordinary shares would be anti-dilutive.

Foreign currencies

The consolidated financial statements for the Company are prepared using its functional currency. The functional currency is the currency of the primary economic environment in which an entity operates. The functional and presentation currency of the Company is Canadian dollars. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non- monetary assets and liabilities that are stated at fair value are translated using the historical rate on

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended July 31, 2020 and 2019

(Expressed in Canadian Dollars)

the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are charged to profit or loss.

Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity. Common shares issued for consideration other than cash are measured based on their market value at the date that the shares are issued.

Share-based payments

The fair value of all share-based awards granted is recorded, at the measurement date fair value, as an asset or a charge to profit or loss and as a credit to contributed surplus under the graded attribution method.

The fair value of share-based awards granted to employees and others providing similar services which vest immediately is recorded at the date of grant. The fair value of share-based awards which vest in the future is recognized over the vesting period, as adjusted for the expected level of vesting of the options. The fair value of share-based awards is estimated using the Black-Scholes option pricing model.

Share-based awards granted to parties other than employees and those providing similar services are measured at the fair value of the goods and services received on the date of receipt. If the fair value

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended July 31, 2020 and 2019

(Expressed in Canadian Dollars)

of the goods and services received cannot be reliably measured, their value is estimated using the Black-Scholes option pricing model.

Any consideration received on the exercise of share-based awards together with the related portion of contributed surplus attributed to the exercised share-based awards is credited to share capital. When share-based awards expire unexercised the amounts recorded in contributed surplus with respect to those share-based awards are not reclassified within equity.

3.ADOPTION OF NEW ACCOUNTING STANDARDS

IFRS 16 Leases

IFRS 16 – Leases ("IFRS 16") is a new standard that became effective for the Company on August 1, 2019.

IFRS 16 specifies how an issuer will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less, or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17 – Leases. The adoption of IFRS 16 did not have a significant impact on the consolidated financial statements as the Company does not have any leases.

4.CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions based on currently available information that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual results could differ. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of future periods could be material. In the process of applying the Company's accounting policies, management has made the following estimates, assumptions and judgments which have a significant effect on the amounts recognized in the consolidated financial statements:

Critical accounting judgments

(i)Exploration and Evaluation Assets – The application of the Company's accounting policy for E&E acquisition expenditures requires judgment in determining whether it is likely that future economic benefits will follow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after acquisition expenditures are capitalized, information becomes available suggesting that the recovery of the acquisition expenditures is unlikely, the amounts capitalized are written off to profit or loss in the period the new information becomes available.

(ii)Going concern – The assessment of the Company's ability to execute its strategy by funding future working capital requirements involves judgment. Factors considered by management are disclosed in Note 1.

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended July 31, 2020 and 2019

(Expressed in Canadian Dollars)

(iii)Income taxes - In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

5.PROPOSED TRANSACTION

On June 26, 2020, the Company entered into an amalgamation agreement (the "Amalgamation Agreement") with Cybin Corp. ("Cybin"), a private psilocybin and nutraceutical company, and 2762898 Ontario Inc., a wholly-owned subsidiary of Clarmin. The completion of the transaction will result in the reverse takeover of Clarmin by Cybin ("the Proposed Transaction").

Pursuant to the Amalgamation Agreement:

(a)Clarmin and Cybin will complete an arm's length business combination by way of a three-cornered amalgamation pursuant to the provisions of the Business Corporations Act (Ontario).

(b)Shareholders of Cybin other than Cybin shareholders who exercise their dissent rights will receive one common share in the capital of Clarmin.

(c)Outstanding warrants and incentive stock options of Cybin will be exchanged for warrants and incentive stock options of the Resulting Issuer.

(d)Clarmin and Cybin intend to apply to delist the common shares in the Capital of Clarmin from TSXV and apply to the Neo Exchange Inc. ("the NEO") for the listing of the common shares in the capital of the Resulting Issuer.

Pursuant to the Proposed Transaction, Clarmin will consolidate its shares on a 8.875:1 basis. Upon completion of the Proposed Transaction, former Cybin shareholders will hold, in aggregate, approximately 85,950,236 common shares and existing holders of Clarmin Shares will hold, in aggregate, approximately 1,600,000 Resulting Issuer Shares.

In connection with the Proposed Transaction, Cybin completed a private placement for gross proceeds of $45,000,000.

6.EXPLORATION AND EVALUATION ASSETS Benton Property

On March 7, 2019, the Company entered into a purchase agreement (the "Purchase Agreement") to acquire a 100% interest in three tenures totaling 1,285 hectares (the "Benton Property") located in New Brunswick, Canada. As per the Purchase Agreement the Company issued 500,000 common shares, fair valued at $55,000, and made a cash payment of $35,000 and now holds a 100% interest in the Benton Property.

There is a 2% Net Smelter Return Royalty on the Benton Property, of which 50% may be repurchased by the Company for $1,000,000. The Company is required to pay advance royalty payments of $5,000 per annum commencing on January 15, 2020 (paid).

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended July 31, 2020 and 2019

(Expressed in Canadian Dollars)

During the year ended July 31, 2020 the Company incurred $840 (2019 - $nil) of exploration expenses consisting of license renewal costs. At July 31, 2020 the Company determined it would not proceed with the development of the Benton Property, and has entered into an agreement to dispose of the property for $10, consequently a write-down of exploration and evaluation assets of $90,000 has been recognized. The agreement is subject to TSXV approval.

During the year ended July 31, 2020 the Company received $14,277 in BC Mining and Explorations Tax Credits related to past exploration work. It is the Company's accounting policy to expense exploration costs so the Company has recorded the receipt as other income.

Arlington Property

On April 27, 2017 the Company entered into a mineral property option agreement (the "Agreement") to acquire a 100% interest in the Arlington Property located in British Columbia. The Company incurred $20,000 of cash acquisition costs.

On March 28, 2019 the Company elected to terminate the Agreement and wrote off $20,000 of acquisition costs related to the Arlington Property. The Company has no further commitments related to the Arlington Property.

The Company's exploration and evaluation assets at July 31, 2020 and 2019 were as follows:

	Benton	Arlington	Total
	Property	Property
	$	$	$
Balance, July 31, 2018	-	20,000	20,000
Acquisition cost	90,000	-	90,000
Write-down of exploration and evaluation
assets	-	(20,000)	(20,000)
Balance, July 31, 2019	90,000	-	90,000
Write-down of exploration and evaluation		-
assets	(90,000)		(90,000)
Balance, July 31, 2020	-	-	-

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended July 31, 2020 and 2019

(Expressed in Canadian Dollars)

7.SHARE CAPITAL

a)Authorized: Unlimited common shares without par value. Unlimited preferred shares issuable in series.

Share issuances during the year ended July 31, 2020

The Company did not have any share issuances during the year ended July 31, 2020.

Share issuances during the year ended July 31, 2019

On March 18, 2019, the Company issued 500,000 common shares, fair valued at $55,000 using the closing price on the date the shares were issued, pursuant to the Purchase Agreement.

b)Escrow shares

On October 31, 2017 the Company entered into an escrow agreement with certain shareholders of the Company and 2,700,001 common shares of the Company were placed into escrow. These escrow shares will be released as follows:

Date of Automatic Timed Release	Amount of escrow shares released
On the date the Company's shares were listed on the
TSX-V, January 8, 2018	270,000
July 8, 2018	405,000
January 8, 2019	405,000
July 8, 2019	405,000
January 8, 2020	405,000
July 8, 2020	405,000
January 8, 2021	405,001

As at July 31, 2020, 405,001 (2019 – 1,215,001) shares were held in escrow.

c)Stock options

On August 31, 2017 the Company adopted a stock option plan (the "Stock Option Plan"). As per the Stock Option Plan the Company reserves for issuance up to 10% of the number of the Company's Common shares issued and outstanding at the time such options are granted and the maximum number of common shares reserved for issue to any one individual upon exercise of all stock options held by such individual may not exceed 5% of the issued common shares, if the individual is a director, officer, employee or consultant, or 2% of the issued common shares, if the individual is engaged in providing investor relations services, on a yearly basis. All options granted under the Stock Option plan will expire not later than the date that is ten years from the date that such options are granted. Options terminate as follows: (i) immediately in the event of dismissal with cause; (ii) 90 days from the date of termination other for cause; (iii) one year from the date of death or disability. Options granted under the Stock Option Plan are not transferable or assignable other than by will or other testamentary instrument pursuant to the laws of succession.

The balance of stock options outstanding and exercisable as at July 31, 2020 and 2019 and the changes for the years then ended is as follows:

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended July 31, 2020 and 2019

(Expressed in Canadian Dollars)

		Weighted
		Average	Weighted
	Number of	Exercise	Average Life
	Options	Price	Remaining
	#	$	(years)
Balance, July 31, 2018	1,350,000	0.10	4.44
Balance, July 31, 2019	1,350,000	0.10	3.44
Balance, July 31, 2020	1,350,000	0.10	2.44

As at July 31, 2020, the Company's stock options outstanding were as follows:

Expiry Date	Exercise price	Remaining life	Options outstanding
	$	(years)	and exercisable
January 8, 2023	0.10	2.44	1,350,000
d) Warrants

The balance of warrants outstanding as at July 31, 2020 and 2019 and the changes for the years then ended is as follows:

		Weighted
	Number of	Average	Weighted
		Exercise	Average Life
	Warrants	Price	Remaining
	#	$	(years)
Balance, July 31, 2018	280,000	0.10	1.44
Balance, July 31, 2019	280,000	0.10	0.44
Expired	(280,000)	0.10	-
Balance, July 31, 2020	-	-	-

During the year ended July 31, 2020, 280,000 warrants expired unexercised.

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended July 31, 2020 and 2019

(Expressed in Canadian Dollars)

8.INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statement of operations for the years ended July 31, 2020 and 2019:

	2020	2019
Statutory tax rate	27.00%	27.00%
	$	$
Loss for the year before income taxes	(189,191)	(100,524)
Expected income tax recovery	(51,000)	(27,100)
Items not deductible for tax purposes		5,600
Renunciation of eligible expenditures	-	-
Share issue costs	-	-
Change in deferred tax assets not recognized	51,000	21,500
Total income taxes expense (recovery)	-	-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. Deferred tax assets (liabilities) at July 31, 2020 and 2019 are comprised of the following:

	2020	2019
	$	$
Non-capital loss carry forwards	90,600	42,500
Exploration and evaluation assets	41,700	34,000
Share issuance costs	9,200	13,900
Total deferred income tax assets not recognized	141,500	90,400

The Company has non-capital loss carry forwards of approximately $335,000 which may be carried forward to apply against future years' income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the year 2037 and 2040. In addition, the Company has deductible share issuance costs of approximately $34,000 which are deductible annually, on a straight-line basis, ending 2022 and resource pools of approximately $154,000 which do not expire.

9.RELATED PARTY TRANSACTIONS

As at July 31, 2020, the Company had $nil (2019 - $nil) in accounts payable and accrued liabilities owing to a Director of the Company. Compensation to key management being the CEO and directors, during the year ended July 31, 2020 was $nil. (2019 - $nil)

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended July 31, 2020 and 2019

(Expressed in Canadian Dollars)

10.FINANCIAL INSTRUMENTS Management of Capital

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. In the management of capital, the Company includes the components of equity attributable to shareholders.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash.

The Company is dependent on the capital markets as its primary source of operating capital and the Company's capital resources are largely determined by its ability to compete for investors and associated financings.

The Company is not subject to any externally imposed capital requirements.

Financial Instruments Hierarchy

The Company has categorized fair value measurements of its financial instruments using a fair value hierarchy that reflects the reliability of inputs used in making the measurements as follows:

∙Level 1: Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

∙Level 2: Valuations based on directly or indirectly observable inputs, other than Level 1 prices, in active markets for similar assets or liabilities, such as quoted interest or currency exchange rates; and

∙Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

The Company's financial instruments consist of cash and accounts payable and accrued liabilities. The Company classifies its cash and accounts payable and accrued liabilities as amortized cost. The fair value of these instruments approximate their carrying amounts due to their short-term to maturity.

The risks associated with financial assets and liabilities are detailed/discussed below:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises from cash held with banks and financial institutions. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company's cash is held with the Bank of Montreal. Accordingly, the Company believes it is not exposed to significant credit risk.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows or fair value of a financial instrument will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk is limited

CLARMIN EXPLORATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended July 31, 2020 and 2019

(Expressed in Canadian Dollars)

at present as the Company's assets and liabilities are earning or incurring interest at market rates or where they are non-interest bearing or have fixed interest rates they have short terms to maturity.

Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities. As at July 31, 2020, all of the Company's liabilities are due on demand. At July 31, 2020, the Company had working capital of $205,535.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk related to the fluctuation of foreign exchange rates. The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company's exposure to foreign currency risk is minimal.